UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41085

SNOW LAKE RESOURCES LTD.
(Translation of registrant’s name into English)

360 Main St 30th Floor
Winnipeg, Manitoba R3C 4G1 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

INCORPORATION BY REFERENCE

Exhibits 1.1, 5.1 and 23.1 of this Form 6-K are incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-272324).

On April 17, 2025, Snow Lake Resources Ltd. (the “Company”) entered into an ATM Sales Agreement (the “Sales Agreement”) with ThinkEquity LLC (the “Agent”), as sales agent, pursuant to which the Company may offer and sell, from time to time through the Agent, common shares of the Company (the common shares to be sold pursuant to the Sales Agreement, the “Shares”). The offer and sale of the Shares, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-272324), previously declared effective by the Securities and Exchange Commission on August 9, 2023, as supplemented by the prospectus supplement relating to the Shares which may be issued from time to time pursuant to the Sales Agreement, dated April 17, 2025 (the “Prospectus Supplement”). Pursuant to the Prospectus Supplement, the Company may offer and sell up to US$50,000,000 of Shares.

Under the Sales Agreement, the Agent may sell Shares by any method permitted by law and deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on the Nasdaq Capital Market, or on any other existing trading market for the Company’s common shares.

The Company is not obligated to make any sales of Shares under the Sales Agreement and no assurance can be given that it will sell any Shares under the Sales Agreement, or, if it does, as to the price or number of Shares that it will sell, or the dates on which any such sales will take place. The aggregate compensation payable to the Agent as sales agent is equal to 3.0% of the gross proceeds of the Shares sold pursuant to the Sales Agreement. In addition, the Company has agreed in the Sales Agreement to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the Securities Act.

The Sales Agreement may be terminated by either party as set forth in the Sales Agreement.

The foregoing is not a complete description of the Sales Agreement and is qualified by reference to the full text and terms of the Sales Agreement, which is filed as Exhibit 1.1 to this current report and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNOW LAKE RESOURCES LTD.

Date: April 17, 2025	By	/s/ Kyle Nazareth
Kyle Nazareth
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.1	ATM Sales Agreement, dated April 17, 2025, by and between Snow Lake Resources Ltd. and ThinkEquity LLC
5.1	Opinion of MLT Aikins LLP
23.1	Consent of MLT Aikins LLP (included in Exhibit 5.1)